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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13G/A



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)


                          Entercom Communications Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    293639100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]Rule 13d-1(b)

      [ ]Rule 13d-1(c)

      [X]Rule 13d-1(d)


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
CUSIP No. 293639100                                                                                     Page 2 of 5

----------------------------------------------------------------------------------------------------------------------
1.   Name of Reporting Persons:  David J. Field
I.R.S. Identification Nos. of above persons.  N/A
----------------------------------------------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group
----------------------------------------------------------------------------------------------------------------------
     (a)
----------------------------------------------------------------------------------------------------------------------
     (b)
----------------------------------------------------------------------------------------------------------------------
3.   SEC Use Only
----------------------------------------------------------------------------------------------------------------------
4.   Citizenship or Place of Organization                             United States
----------------------------------------------------------------------------------------------------------------------
Number of Shares           5.   Sole Voting Power                          212,601
Beneficially Owned By      -------------------------------------------------------------------------------------------
Each Reporting Person      6.   Shared Voting Power                      1,816,542
With                       -------------------------------------------------------------------------------------------
                           7.   Sole Dispositive Power                     212,601
                           -------------------------------------------------------------------------------------------
                           8.   Shared Dispositive Power                 1,816,542
                           -------------------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person            2,029,143
----------------------------------------------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
----------------------------------------------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)                  5.8%
----------------------------------------------------------------------------------------------------------------------
12.  Type of Reporting Person                                           IN
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------


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ITEM 1.

  (a)   Name of Issuer:  Entercom Communications Corp.

  (b) Address of Issuer's Principal Executive Offices: 401 City Avenue, Suite 409, Bala Cynwyd, PA 19004

ITEM 2.

  (a)   Name of Person Filing:  David J. Field

  (b) Address of Principal Business Office or, if none, Residence: 401 City Avenue, Suite 409, Bala Cynwyd, PA 19004

  (c)   Citizenship:  United States

  (d) Title of Class of Securities: Class A Common Stock, par value $.01 per share

  (e)   CUSIP Number:  293639100

ITEM 3.

        N/A

ITEM 4.        OWNERSHIP

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)   Amount beneficially owned: 2,029,143

        (b)   Percent of class: 5.8%

        (c)   Number of shares as to which the person has:

              (i) Sole power to vote or to direct the vote: 212,601 (includes 212,501 vested options).

              (ii)  Shared power to vote or to direct the vote: 1,816,542.

              (iii) Sole power to dispose or to direct the disposition of:
              212,601 (includes 212,501 vested options).

              (iv)  Shares power to dispose or to direct the disposition of:
              1,816,542.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        N/A

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        N/A


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ITEM 7.        IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
               ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        N/A

ITEM 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        N/A

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

         N/A

ITEM 10.       CERTIFICATION

         N/A


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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               February 14, 2002
                                  ---------------------------------------------
                                                      Date



                                               /s/ David J. Field
                                  ---------------------------------------------
                                                    Signature



                                  David J. Field, President and Chief Operating Officer of Entercom Communications Corp.
                                  ---------------------------------------------
                                                   Name/Title